RECEIVED
2007 MAR -7 A 10:

Apollo Hospitals

CHENNAI

touching lives

Date : January 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

07021592

SUPPL

Dear Sir,

Sub : Unaudited Financial Results for the quarter/ nine months ended 31st December 2006

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 24th January 2007, we have published the Unaudited financial results of the Company for the quarter/nine months ended 31st December 2006 in "The Economic Times" on 26th January 2007 and the copy of the same is enclosed herewith for your reference.

Please take note of the same in your records.

PROCESSED
MAR 09 2007
THOMSON
FINANCIAL

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER - SECRETARIAL.

Dlw 3/7

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai-600 028.

Unaudited (Provisional) Financial Results for the Quarter/Nine Months ended 31st December 2006

(Rs. in Millions)

S.No.	Particulars	Unaudited Quarter Ended 31.12.2006	Unaudited Quarter Ended 31.12.2005	Unaudited Nine Months Ended 31.12.2006	Unaudited Nine Months Ended 31.12.2005	Audited Year Ended 31.03.2006
1	Income from Services	2,328	1,799	6,576	5,158	7,078
2	Other Income	13	42	51	81	112
	Total Income	**2,341**	**1,841**	**6,627**	**5,239**	**7,190**
3	Total Expenditure					
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-
	(b) Material consumption	1,188	926	3,345	2,606	3,602
	(c) Staff Cost	349	262	944	712	984
	(d) Other expenditure	85	77	274	242	323
	(e) General Administrative Expenses	298	209	852	603	851
	(f) Selling and Distribution Expenses	28	16	62	56	77
	(g) Accreditation Expenses #	-	19	-	37	92
4	Interest	45	27	119	90	117
5	Depreciation	75	67	225	192	261
6	**Profit (+)/Loss(-) before Extraordinary Item and Tax (1+2+3-4-5)**	**273**	**238**	**806**	**701**	**883**
7	Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)	-	-	325	-	-
8	**Profit (+)/Loss(-) before tax (6+7)**	**273**	**238**	**1,131**	**701**	**883**
9	Provision for Taxation					
	Current	86	64	255	206	253
	Deferred	5	1	13	8	15
	Fringe Benefit tax	3	4	9	9	13
10	**Net Profit (+) / Loss (-) (8 - 9)**	**179**	**169**	**854**	**478**	**602**
11	Paid-up equity share capital (Face value Rs.10/- per share)	516	506	516	506	506
12	Reserves excluding Revaluation Reserves (Year End)					6,039
13	EPS for the period, for the year to date and for previous year					
	Before Extraordinary Item					
	Basic	*3.47	*3.34	*10.25	*10.12	12.53
	Diluted	*3.47	*3.27	*10.25	*9.90	12.26
	After Extraordinary Item					
	Basic	*3.47	*3.34	*16.55	*10.12	12.53
	Diluted	*3.47	*3.27	*16.55	*9.90	12.26
14	Aggregate of Non Promoters shareholding (##)					
	(a) Number of Shares	29,870,809	27,902,211	29,870,809	27,902,211	29,550,380
	(b) Percentage of Shareholding	57.85	55.14	57.85	55.14	58.40
	* Not Annualised					

\# One time expenditure incurred for upgradation of main hospitals at Chennai & Hyderabad in line with requirements of Joint Commission for International Accreditation (JCIA)

\## Total Public Shareholding as defined under Clause 40A of the Listing Agreement (excludes shares held by Promoters and Global Depositary Receipt Holders)

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter/Nine Months ended 31st December 2006

(Rs. In Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2006	Unaudited Quarter Ended 31.12.2005	Unaudited Nine Months Ended 31.12.2006	Unaudited Nine Months Ended 31.12.2005	Audited Year Ended 31.03.2006
1.	Segment Revenue (Net Sales / Income from each segment)					
	a) Hospital Division	2,328	1,811	6,901	5,158	7,101
	b) Others	13	30	51	81	89
	SUB - TOTAL	**2,341**	**1,841**	**6,952**	**5,239**	**7,190**
	Less : Intersegmental Revenue	-	-	-	-	-
	Net Sales / Income from Operations	**2,341**	**1,841**	**6,952**	**5,239**	**7,190**
2.	Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
	a) Hospital division	305	235	1199	738	911
	b) Others	13	30	51	53	89
	SUB - TOTAL	**318**	**265**	**1,250**	**791**	**1,000**
	Less : (i) Interest (Net)	45	27	119	90	117
	(ii) Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
	Total Profit Before Tax	**273**	**238**	**1,131**	**701**	**883**
3.	Capital Employed (Segment Assets-Segment Liabilities)					
	a) Hospital Division	7,360	5,767	7,360	5,767	6,130
	b) Others	1,747	1,881	1,747	1,881	1,225
	TOTAL	**9,106**	**7,648**	**9,106**	**7,648**	**7,355**

Notes :

1. The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 24th January 2007.
2. Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st December 2006.

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2006	Recd. during the quarter	Disposed off during the quarter	Lying unresolved as on 31.12.2006
Nil	23	23	Nil

3. Previous year figures have been regrouped wherever necessary.

By order of the Board
for **APOLLO HOSPITALS ENTERPRISE LTD.**

Place : Chennai
Date : January 24, 2007

DR. PRATHAP C REDDY
EXECUTIVE CHAIRMAN

Apollo Hospitals
CHENNAI
touching lives

Date : January 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Board Meeting dated 24th January 2007.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 13th January 2007, the Board of Directors at its meeting held today approved the following:-

(i) Audited Consolidated Financial Results of the Company and its Subsidiaries, Joint Ventures and Associate Companies for the half year ended 30th September 2006.

(ii) Unaudited Non-Consolidated Financial Results of the Company for the quarter/nine months ended 31st December 2006 as per the annexure enclosed.

(iii) Authorizing Dr. Prathap C Reddy, Chairman to sign the Shareholders/Joint Venture Agreement with One Equity Partner LLC (OEP), a private equity investment company, incorporated under the laws of Delaware, USA for setting up of hospital at Mumbai.

Please find enclosed the Secretarial Audit Report for the quarter ended 31st December 2006 duly certified by Mrs.Lakshmmi Subramanian, Practising Company Secretary.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED

General Office : Ali Towers, IIIrd Floor, #55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 6681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited (Provisional) Financial Results for the Quar

Sno	Particulars	31.1
1	Income from Services	
2	Other Income	
	Total Income	
3	Total Expenditure	
	(a) Increase/Decrease in Stock in trade	
	(b) Material consumption	
	(c) Staff Cost	
	(d) Other expenditure	
	(e) General Administrative Expenses	
	(f) Selling and Distribution Expenses	
	(g) Accreditation Expenses #	
4	Interest	
5	Depreciation	
6	**Profit (+)/Loss(-) before Extraordinary Item and tax (1+2+3-4-5)**	
7	**Extraordinary Item (Profit on sale of equity shares held in The Lanka Hospitals Corporation Ltd)**	
8	**Profit (+)/Loss(-) before tax (6+7)**	
9	Provision for Taxation	
	Current	
	Deferred	
	Fringe Benefit tax	
10	**Net Profit (+) / Loss (-) (7-8)**	
11	Paid-up equity share capital (Face value Rs.10/- per share)	
12	Reserves excluding Revaluation Reserves (Year End)	
13	EPS for the period for the year to date and for previous year	
	Before Extraordinary Item	
	Basic	
	Diluted	
	After Extraordinary Item	
	Basic	
	Diluted	
14	Aggregate of Non Promoters shareholding (##)	
	(a) Number of Shares	
	(b) Percentage of Shareholding	
	* Not Annualised	

One time expenditure incurred for upgradation of main hospitals at Chen International Accreditation (JCIA)

Total Public Shareholding as defined under clause 40Aof the listing Agr Depositary Receipt Holders)

Place : Chennai

Date : January 24, 2007

Lakshmmi Subramanian & Associates

LAKSHMMI SUBRAMANIAN, B.Com, F.C.S.
P. SRIRAM, M.A. A.C.S.
Practising Company Secretaries

January 12, 2007

To,

All the Listed Stock Exchanges

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st December 2006
Ref: SEBI Circular No.D&CC/FITTC/CIR-16/2002

We are enclosing herewith the secretarial audit report of **M/s. APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter ended 31st December 2006.

Thanking You,

Yours faithfully,

For **M/s. Lakshmmi Subramanian & Associates**

Lakshmmi Subramanian
Senior Partner

"Murugesa Naicker Office Complex", 81, Greams Road, Chennai - 600 006.
Ph: 28292272, 28292273, Fax: 044 - 42142061, Cell: 9841015012, 9841047966.
e-mail: srisecadmin@rediffmail.com, srisecadmin@airtelbroadband.in

23 Name, Address, Tel .& Fax No., Regn. No of the Auditor	Mrs.Lakshmmi Subramanian, M/s.Lakshmmi Subramanian & Associates, "Murugesa Naicker Office Complex", 81, Greams Road, Chennai-600 006. C.P.No.1087 Ph: 28292272-73 Fax:52142061

24 Appointment of common agency for share registry work	If yes (name & address)	M/s. Integrated Enterprises (India) Limited, 2nd Floor, Kences Towers, 1, Ramakrishna Street, North Usman Road, T.Nagar. Chennai-600 0017

25 Any other detail that the auditor may like to provide. (e.g. BIFR Company, delisting from SE, company changed its name etc.)

The equity shares of the Company have been voluntarily delisted from the Madras Stock Exchanges with effect from 29th November 2006.

CERTIFIED

MRS. LAKSHMMI SUBRAMANIAN & ASSOCIATES
"Murugesa Naicker Office Complex"
81, Greams Road, Chennai - 600 006
Phone : 8292272, 8292273

LAKSHMMI SUBRAMANIAN, B.Com., F.C.S
CP No. 1087

Apollo Hospitals
CHENNAI
touching lives

Date : February 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Sub : Limited Review Report on Third Quarter Results – December 2006

Further to our letter dated 27th January 2007, please find enclosed "Limited Review Report" by the Auditors on Unaudited Financial Results for the quarter/nine months ended 31st December 2006 for your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

IS/ISO 9001 : 2000

C.N. RAMACHANDRAN
B.Com., F.C.A., A.T.I.I. (Lond.)
V.C. KRISHNAN
M.A. (Eco.), F.C.A., M.B.A. (U.S.A.)
C.N. SRINIVASAN
B.Com., F.C.A., M.B.I.M. (Lond.)
CHELLA K. SRINIVASAN
B.Com., F.C.A.
R.M. NARAYANAN
M.Com., F.C.A., P.G.D.M.
CHELLA K. RAGHAVENDRAN
B.Com., F.C.A., D.I.S.A. (I.C.A.)

MESSRS. S. VISWANATHAN
CHARTERED ACCOUNTANTS
17, (Old No. 8A), Bishop Wallers Avenue (West),
Mylapore, Chennai - 600 004.

BRANCHES :
27/34, 2nd Floor, Nandidurg Road, Jayamahal Extension,
Bangalore - 560 046. Tel. : 91-80-23530535
3, Artsan Towers, II Floor, Vasantham Colony, Trichy Road,
Ramanathapuram, **Coimbatore - 641 045.** Tel. : 91-422-2319071

Tel. : 91-44-24991147
24994423
24994510
Fax : 91-44-24994510
Grams : BROWNTIC
E-Mail : sviswa1@vsnl.com
Website : www.sviswanathan.com

TO THE BOARD OF DIRECTORS

APOLLO HOSPITALS ENTERPRISE LIMITED

AUDITORS' REPORT UNDER CLAUSE 41 OF THE STOCK EXCHANGE LISTING AGREEMENT AS REQUIRED BY SEBI

We have reviewed the accompanying statement of unaudited financial results together with notes thereon of **APOLLO HOSPITALS ENTERPRISE LIMITED** for the quarter / nine months ended 31st December 2006. We have also considered the review done by the divisional auditors for the Pharmacy & Projects division at Chennai, the Hospital divisions at Hyderabad, Bilaspur, Mysore, Vizag and Pune for the quarterly / nine months results. This statement is the responsibility of the Company's Management and has been approved by the Board of Directors.

A review of interim financial information consists principally of applying analytical procedures for financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review conducted as above, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results prepared in accordance with Accounting Standards and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed, or that it contains any material misstatement.

17, Bishop Wallers Avenue (W)
CIT Colony, Mylapore
Chennai 600 004

Date : 20th February 2007

For **M/s S Viswanathan**
Chartered Accountants

M/S. S. VISWANATHAN * CHARTERED ACCOUNTANTS CHENNAI 600 004

20/02/07
V C Krishnan
Partner
Membership No:22167

Apollo Hospitals Enterprise Limited

Regd. Office : No. 19 Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028

Unaudited (Provisional) Financial Results for the Quarter / Nine Months ended 31st December 2006

(Rs.in Millions)

S No.	Particulars	Unaudited Quarter Ended 31.12.2006	Unaudited Quarter Ended 31.12.2005	Unaudited Nine Months ended 31.12.2006	Unaudited Nine Months ended 31.12.2005	Audited Year Ended 31.3.2006	(%)
1	Income from Services	2,328	1,799	6,576	5,158	7,078	
2	Other Income	13	42	51	81	112	
	Total Income	2,341	1,841	6,627	5,239	7,190	↑ 26%
3	Total Expenditure						
	(a) Increase/Decrease in Stock in trade	-	-	-	-	-	
	(b) Material consumption	1,188	926	3,345	2,606	3,602	
	(c) Staff Cost **	349	262	944	712	984	
	(d) Other expenditure	85	77	274	242	323	
	(e) General Administrative Expenses **	298	209	852	603	851	
	(f) Selling and Distribution Expenses	28	16	62	56	77	
	(g) Accreditation Expenses #	-	19	-	37	92	
4	Interest	45	27	119	90	117	
5	Depreciation	75	67	225	192	261	
6	Profit (+)/Loss(-) before Extraordinary Item and tax (1+2+3-4-5)	273	238	806	701	883	↑ 15%
7	Extraordinary Item (Profit on equity shares held in The Lanka Hospitals Corporation Ltd.)	-	-	325	-	-	
8	Profit (+)/Loss(-) before tax (6+7)	273	238	1,131	701	883	↑ 61%
9	Provision for Taxation						
	Current	86	64	255	206	253	
	Deferred	5	1	13	8	15	
	Fringe Benefit tax	3	4	9	9	13	
10	Net Profit (+) / Loss (-) (7-8)	179	169	854	478	602	↑ 79%
11	Paid-up equity share capital (Face value Rs.10/- per share)	516	506	516	506	506	
12	Reserves excluding Revaluation Reserves (Year End)					6,039	
13	EPS for the period for the year to date and for previous year						
	Before Extraordinary Item						
	Basic	*3.51	*3.34	*10.42	*10.12	12.53	
	Diluted	*3.46	*3.27	*10.24	*9.90	12.26	
	After Extraordinary Item						
	Basic	*3.49	*3.34	*16.83	*10.12	12.53	
	Diluted	*3.47	*3.27	*16.54	*9.90	12.26	
14	Aggregate of Non Promoters shareholding (##)						
	(a) Number of Shares	29,870,809	27,902,211	29,870,809	27,902,211	29,550,380	
	(b) Percentage of Shareholding	57.85	55.14	57.85	55.14	58.40	
	* Not Annualised						

One time expenditure incurred for upgradation of main hospitals at Chennai & Hyderabad in line with requirements of Joint Commission for International Accreditation (JCIA)

** Consequent to the pursuit of Retail Pharmacy expansion strategy, these expenses have registered an increase.

Total Public Shareholding as defined under clause 40A of the listing Agreement (excludes shares held by Promoters and Global Depository Receipt Holders)

Place : Chennai

Date : 20.02.07

Segment Reporting under Clause 41 of the Listing Agreement with Stock Exchange for the Quarter / Nine Months ended 31st December 2006 (Rs. in Mio)

Particulars	Unaudited Quarter Ended 31.12.2006	Unaudited Quarter Ended 31.12.2005	Unaudited Nine Months ended 31.12.2006	Unaudited Nine Months ended 31.12.2005	Audited Year Ended 31.3.2006
1.Segment Revenue (Net Sales / Income from each segment)					
a) Hospital Division $	2,328	1,811	6,901	5,158	7,101
b) Others	13	30	51	81	89
SUB - TOTAL	2,341	1,841	6,952	5,239	7,190
Less : Intersegmental Revenue	-	-	-	-	-
Net Sales / Income from Operations	2,341	1,841	6,952	5,239	7,190
2.Segment Results (profit (+) / loss(-) before Tax and Interest from each segment)					
a) Hospital division	305	235	1,199	738	911
b) Others	13	30	51	53	89
SUB - TOTAL	318	265	1,250	791	1,000
Less : (i)Interest (Net)	45	27	119	90	117
(ii)Other un-allocable expenditure net of un-allocable income	-	-	-	-	-
Total Profit Before Tax	273	238	1,131	701	883
3. Capital Employed (Segment Assets-Segment Liabilities)					
a) Hospital Division	7,360	5,767	7,360	5,767	6,130
b) Others	1,747	1,881	1,747	1,881	1,225
TOTAL	9,106	7,648	9,106	7,648	7,355

Notes :

1 The above financial results were reviewed by the Audit Committee and approved by the Board of Directors at its meeting held on 24th January 2007

2 Information on Investor Complaints pursuant to clause 41 of the Listing Agreement for the quarter ended 31st December 2006

No. of Complaints (Nature of Complaints : Non receipt of share certificates, Dividend, Annual Report etc)			
Pending as on 30th September 2006	Recd during the quarter	Disposed off during the quarter	Lying unresolved as on 31/12/2006
Nil	23	23	Nil

3 The Board approved the allotment of 10,39,965 equity shares to Promoters/Promoter Group upon conversion of share warrants on 22 November, 2006. Consequently, the paid up equity share capital has been increased to Rs. 516.39 million from Rs. 505.98 million w.e.f 22-Nov-06

4 Pursuant to Accounting Standard - 15 (Revised) on employee benefits issued by the Institute of Chartered Accountants of India being mandatory w.e.f 1st April 2006, adjustment on account of employee benefits upto 31st March 2006 will be dealt with in the opening general reserve at the year end as per transitional provisions. The additional charge for the nine months is Rs.30 million.

5 Income from Hospital Division includes Extraordinary item of profit on sale of investments.

6 Previous year figures have been regrouped wherever necessary.

M/s. S. Viswanathan Chartered Accountants Chennai

20/02/07

Apollo Hospitals
CHENNAI
touching lives

Date : February 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Sub : Allotment of Warrants to Ms.Sangita Reddy

Please be informed that the Committee is meeting on Friday, 23rd February 2007 to approve the allotment of 1,550,000 warrants to Ms. Sangita Reddy pursuant to the special resolution approved by the members at the EGM held on 9th February 2007.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

Date : January 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Shareholders Agreement.

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Further to our letter dated 24th January 2007, Shareholders Agreement among Apollo Hospitals Enterprise Limited (AHEL), Eleanor Holdings, Mauritius (a Company promoted by One Equity Partners) and Western Hospitals Corporation Pvt Limited (WHCPL) was signed on 24th January 2007. Dr. Prathap C Reddy, Chairman of Apollo Hospitals Group signed the agreement on behalf of AHEL. The Joint Venture Company (WHCPL) will set up healthcare facilities at Mumbai.

Please take note of the same in your records.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

END